Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-236018 September 15, 2022 DISCUSSIONMATERIALS INVESTOR PRESENTATION SEPTEMBER 2022

CERTAIN IMPORTANT INFORMATION

This presentation has been prepared by CNB Financial Corporation (the "Company" or "CNB") solely for information purposes based on its own information, as well as information from public sources. This presentation is a summary only and has been prepared to assist interested parties in making their own evaluation of the Company. Except as otherwise indicated, this presentation speaks as of the date hereof. This presentation does not purport to contain all of the information that may be relevant or material to an interested party's investment decision. In all cases, interested parties should conduct their own investigation and analysis of the Company, including the information included or incorporated by reference into the registration statement and related prospectus supplement for the offering to which this presentation relates.

This presentation is neither an offer to sell nor a solicitation of an offer to purchase any securities of the Company. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer to sell or solicitation of an offer to purchase securities of the Company will be made only pursuant to a preliminary prospectus supplement and accompanying prospectus filed with the Securities and Exchange Commission (the "SEC").

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Company has filed with the SEC that are incorporated by reference into the prospectus supplement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling PNC Capital Markets LLC at 1-855-881-0697.

CNB FINANCIAL CORPORATION 2

CERTAIN IMPORTANT INFORMATION CAUTION REGARDING FORWARD LOOKING STATEMENTS This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CNB’s financial condition, liquidity, results of operations, future performance and business. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. Forward-looking statements include statements with respect to beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond CNB’s control). Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would” and “could.” CNB’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Such known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, include, but are not limited to, (i) the duration and scope of the COVID-19 pandemic and the local, national and global impact of COVID-19; (ii) actions governments, businesses and individuals take in response to the pandemic; (iii) the speed and effectiveness of vaccine and treatment developments and deployment; (iv) variations of COVID-19, such as the Delta and Omicron variants, and the response thereto; (v) the pace of recovery when the COVID-19 pandemic subsides; (vi) changes in general business, industry or economic conditions or competition; (vii) changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise; (viii) adverse changes or conditions in capital and financial markets; (ix) changes in interest rates; (x) higher than expected costs or other difficulties related to integration of combined or merged businesses; (xi) the effects of business combinations and other acquisition transactions, including the inability to realize our loan and investment portfolios; (xii) changes in the quality or composition of our loan and investment portfolios; (xiii) adequacy of loan loss reserves; (xiv) increased competition; (xv) loss of certain key officers; (xvi) deposit attrition; (xvii) rapidly changing technology; (xviii) unanticipated regulatory or judicial proceedings and liabilities and other costs; (xix) changes in the cost of funds, demand for loan products or demand for financial services; and (xx) other economic, competitive, governmental or technological factors affecting our operations, markets, products, services and prices. Such developments could have an adverse impact on CNB's financial position and results of operations. For more information about factors that could cause actual results to differ from those discussed in the forward-looking statements, please refer to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of and the forward-looking statement disclaimers in CNB’s annual and quarterly reports filed with the SEC. The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this presentation. CNB undertakes no obligation to publicly update or revise any forward-looking statements included in this presentation or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur and you should not put undue reliance on any forward-looking statements. NON-GAAP FINANCIAL MEASURES This presentation contains references to financial measures that are not defined in GAAP. Management uses non-GAAP financial information in its analysis of the Company’s performance. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results of operations with prior periods and show the effects of significant gains and charges in the periods presented. The Company’s management believes that investors may use these non-GAAP measures to analyze the Company’s financial performance without the impact of unusual items or events that may obscure trends in the Company’s underlying performance. This non-GAAP data should be considered in addition to results prepared in accordance with GAAP, and is not a substitute for, or superior to, GAAP results. Limitations associated with non-GAAP financial measures include the risks that persons might disagree as to the appropriateness of items included in these measures and that different companies might calculate these measures differently. 3

OFFERING SUMMARY Company CNB Financial Corporation Exchange | Ticker Nasdaq | CCNE Security Common Stock Offering Type Follow-on Public Offering (100% Primary Shares) Base Deal Size $87 Million Overallotment Option Up to 15% (100% Primary Shares) Lock-up Period 90 days for Directors & Executive Officers General corporate purposes, including working capital and the funding of Use of Proceeds organic growth or potential acquisitions PNC FIG Advisory, part of PNC Capital Markets LLC Joint Bookrunners Janney Montgomery Scott LLC th Expected Pricing Date September 15 , 2022 (post-close) 4

EXPERIENCED MANAGEMENT TEAM

TOP EXECUTIVES



JOSEPH B. BOWER JR.
President, CEO & Director

- Chief Executive Officer of CNB Financial Corporation since January 1, 2010
- Has been with the Company since 1997 – previously served as Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer of CNB Bank as well as Secretary and Treasurer of CNB Financial Corporation
- As disclosed in previously filed Form 8-K, scheduled to retire as Chief Executive Officer of CNB Financial Corporation on December 31, 2022



MICHAEL PEDUZZI
President & CEO
CNB Bank

- Appointed Chief Executive Officer of CNB Bank as of July 1, 2022
- Board-appointed to succeed as the Chief Executive Officer of CNB Financial Corporation effective January 1, 2023
- Joined as President & Chief Operating Officer of CNB Bank in August 2021
- More than 30 years of experience in banking and financial services, most recently as Senior Executive Vice President & Chief Financial Officer of Mid Penn Bank



TITO L. LIMA
SEVP, CFO & Treasurer

- Broad experience in the financial services industry for 30+ years
- Joined CNB Financial Corporation as Chief Financial Officer in July 2019
- Formerly served as Chief Financial Officer and Executive Vice President at NexTier Bank, N.A.
- Prior to NexTier, served as Executive Vice President and Corporate Controller of National Penn Bancshares, Inc.



RICHARD L. GRESLICK JR.
SEVP; Chief Operating Officer

- Served as Senior Executive Vice President & Chief Operating Officer of CNB Financial Corporation since 2022
- Previous roles with CNB include Senior Vice President of Administration and Vice President of Operations
- Participated in CNB Bank's management training program
- Serves on various boards within the community



LEANNE D. KASSAB
SEVP; Chief Experience Officer

- Served as Senior Executive Vice President & Chief Experience Officer of CNB Bank since 2021
- Previous roles with CNB include Executive Vice President of Marketing and Senior Risk Officer of Enterprise Risk Management program
- Serves on American Bankers Association Marketing Conference Advisory Board



MARTIN T. GRIFFITH
SEVP, Chief of Community Banking

- More than 30 years of experience in various areas of banking
- Joined CNB Financial Corporation in 2016
- Formerly served as Senior Vice President of Retail Banking, Senior Vice President of Commercial Banking and Regional President at Five Star Bank



ANGELA WILCOXSON
EVP; Chief Commercial Banking Officer

- Has been with CNB Financial Corporation since 2020 and has served as its Chief Commercial Banking Officer since January 1, 2022
- Has over 28 years of experience in various areas of commercial banking and credit underwriting and has previously served in a senior leadership role with KeyBank



GREGORY M. DIXON
EVP; Chief Risk Officer

- Chief Risk Officer of CNB Financial Corporation
- Has been with CNB since 2003 and has served in various capacities
- Serves on various boards within the community

Note: Boxes denote speakers

CNB FINANCIAL CORPORATION 5

EXPERIENCED MANAGEMENT TEAM

TOP EXECUTIVES



STEVEN R. SHILLING:
EVP; Private Client Solutions

- Has over 27 years of experience in wealth management and private banking
- Prior to joining CNB Financial Corporation in 2015, he served as a Senior Vice President in leadership roles with Huntington Wealth Advisors, National City Private Client Services and the Bank of America Private Bank



HEATHER J. KOPTCHAK
SVP; Chief Employee Resources Officer

- Currently serves as CNB Financial Corporation's Senior Vice President, Chief Employee Resources Officer
- Has served in various roles within CNB for the past 18 years
- Is a Society for Human Resource Management Certified Professional



DAVID J. ZIMMER
President – ERIEBANK

- Joined CNB as President of ERIEBANK, a division of CNB Bank, in August 2005 and has led ERIEABNK since its inception in his capacity as President of ERIEBANK
- 40+ years of experience in commercial and retail banking
- Active member of numerous business and community organizations including Chairman of the Board for the Erie Western Pennsylvania Port Authority and Board, Treasurer of the Erie Downtown Development Corporation



JENNY L. SAUNDERS
President – FCBank

- Joined CNB as President of FCBank, a division of CNB Bank, in October 2017
- More than 35 years of experience in community banking and financial services
- Active member of numerous business and community organizations, including the Ohio Bankers League, Worthington Chamber of Commerce and Worthington School District



WESLEY GILLESPIE
Regional President

- Currently serves as the Regional President of ERIEBANK and is responsible for the expansion of the Bank into the Cleveland market, as well as lead the growth efforts of the Northeast region for ERIEBANK
- Has over 30 years of experience in banking
- Has worked with small and mid-sized businesses, successfully leading business banking teams over the past 17 years



CARRIE T. MCCONNELL
Regional President

- Currently serves as Regional President of Ridge View Bank, a division of CNB Bank, located in Southern Virginia region
- Has 22+ years of banking experience in Roanoke and Salem, VA
- Her extensive experience as a commercial lender has provided her with a wealth of insight that will serve her well as the leader for Ridge View Bank



DUSTIN A. MINARCHICK
Regional President

- Currently serves as Regional President for the legacy CNB Bank region
- Joined CNB in 2007 as a member of the Management Training Program and positions within Credit Administration, Commercial Banking
- Has served in various community Boards and is currently a member of the Philipsburg-Osceola School Board of Directors



MICHAEL NOAH
Regional President

- Currently serves as the President for CNB Financial Corporation's Buffalo Region
- Has spent 25 years in banking, including at M&T, First Niagara and KeyBank. He joined BankOnBuffalo shortly after its inception in 2017

CNB FINANCIAL CORPORATION

6

CORPORATE OVERVIEW

INVESTMENT HIGHLIGHTS

A PREMIER FRANCHISE

- Deep rooted community bank established in 1865
- #3 ranked community bank[1] in legacy CNB Bank markets[2]
- #3 ranked community bank[1] in the Buffalo MSA

DIVERSIFIED MARKETS

- Meaningful scale in key growth markets, including Buffalo, NY, Columbus, OH, Cleveland, OH and Southwest, VA
- Supplemented by stable, legacy markets[2], in which CNB has significant market share and competitive advantage

ATTRACTIVE BUSINESS MIX

- Diversified and balanced loan portfolio consisting of 56% of outstanding balances in growth markets and 44% in legacy markets[2]
- Robust C&I lending comprising 36% of loan portfolio
- Stable funding base with deposits per branch of approximately $100 million

EXPERIENCED LEADERSHIP

- Chief Executive Officer Joseph Bower, Jr., with 30+ years of banking experience; to retire on December 31, 2022, and to be succeeded by Michael Peduzzi, also with 30+ years of banking experience
- CEO transition is the result of a well-structured succession planning process implemented by the Corporation's Board of Directors

STRONG FINANCIAL POSITIONING

- $5.3B in total assets with net income of $30.7 million, 17.3% ROATCE[3] and 14.3% ROAE[4] for the six months ended June 30, 2022
- Strives to achieve and maintain performance levels in the top quartile of peer group
- Established track record of strong credit quality

CONSISTENT GROWTH STORY

- Strong and successful track record of organic growth
- Complemented by brand extensions in growth markets with strong C&I lending and deposit opportunities
- Completed 3 acquisitions since 2013 to supplement organic growth strategy

(1) Community bank defined as banks with total assets < $30.0B; Ranking based on deposit market share as of June 30, 2021
(2) Legacy markets include CNB Bank and ERIEBANK footprint in Pennsylvania
(3) Return on average tangible common equity is a non-GAAP financial measure - see Appendix for reconciliation
(4) Average equity includes common equity and preferred equity
Note: Unless otherwise indicated, financial data is as of or for the six months ended June 30, 2022
Source: Deposit market share data from S&P Global Market Intelligence; Deposit market share data shown based upon 2021 FDIC data and Company filings

CNB FINANCIAL CORPORATION 8

COMPELLING INVESTMENT OPPORTUNITY (2) (1) EARNINGS PER COMMON SHARE RETURN ON AVERAGE TANGIBLE COMMON EQUITY $3.50 $3.16 20.00% ROATCE $3.00 $2.63 ROAE 18.00% $2.50 $2.21 $1.97 $2.00 $1.69 16.00% $1.60 $1.57 $1.54 $1.42 $1.50 $1.29 14.00% $1.00 $0.50 12.00% $- 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 10.00% YTD (2) TANGIBLE BOOK VALUE PER SHARE 8.00% $25.00 BV / Share $22.85 $21.70 $21.29 TBV / Share 6.00% $20.00 $20.00 $20.22 $17.28 $19.08 $18.66 $15.98 4.00% $17.45 $14.64 $14.01 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 $15.00 $13.09 $14.69 YTD $11.43 $13.33 $11.96 $11.76 $10.00 $10.97 $9.23 The Great COVID-19 Recession Pandemic $5.00 $- 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD (1) Earnings per share includes merger costs in 2019 and merger costs, FHLB prepayment penalties and branch closure costs in 2020 (2) Return on average tangible common equity and tangible book value per share are non-GAAP financial measures – see Appendix for reconciliations. Average equity includes both common and preferred equity in periods following the 2020 preferred equity issuance 9 Note: 2022 YTD as of June 30, 2022 2008 2020

TOTAL ASSET GROWTH AND KEY CAPITAL ACTIVITIES $6.0 $5.3 $5.3 $5.0 $4.7 $4.0 $3.8 $3.2 $3.0 $2.8 $2.6 $2.3 $2.2 $2.1 $2.0 $1.8 $1.6 $1.4 $1.2 $1.0 $0.9 $1.0 $0.8 $0.8 $0.0 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD At-The-Market Capital $85M Sub- Raise of $20.0M Common Equity Debt Raise Capital Raise of $34.5M Preferred Ridge View Equity Capital $50M Sub-Debt Acquisition of Lake ERIEBANK Bank Is Raise of Raise National Bank Formed Formed in $60.4M Roanoke, VA Bank on Buffalo Acquisition of FC Banc Corp. in Acquisition of Is Formed Bucyrus, OH Adding $360M in Assets Bank of Akron 10 Note: CAGR based on the period from December 31, 2005, through June 30, 2022 $ in Billions 2005 2013 2010 2016 2017 2020 2021

PRO FORMA CONSOLIDATED CAPITAL POSITION

PRO FORMA CONSOLIDATED CAPITAL RATIOS



6.12%
7.57%
8.53%
9.95%
9.30%
11.18%
11.25%
13.10%
14.23%
16.03%
TCE/ TA
Leverage Ratio
Tier 1 Common Capital Ratio
Tier 1 RBC Ratio
Total Risk Based Ratio
As Reported, June 30, 2022
June 30, 2022 Pro Forma for Offering(1)

PRO FORMA CONSOLIDATED CAPITALIZATION TABLE

(Dollars in millions, except per share amounts)	As of June 30, 2022		
	Actual	Pro Forma[1]	Pro Forma With Overallotment[2]
Long-Term Debt			
Subordinated Debt	$ 83.8	$ 83.8	$ 83.8
Trust Preferreds	20.6	20.6	20.6
Total Long-Term Debt	$ 104.4	$ 104.4	$ 104.4
Shareholders' Equity			
Common Stock	407.2	489.4	501.7
Preferred Stock	57.8	57.8	57.8
Accumulated Other Comprehensive Income	(41.4)	(41.4)	(41.4)
Total Shareholders' Equity	$ 423.6	$ 505.8	$ 518.1
Common Shares Outstanding (As of June 30, 2022)	16,859,586	20,205,740	20,707,663
Book Value Per Share	$ 21.70	$ 22.17	$ 22.23
Tangible Book Value Per Share[3]	$ 19.08	$ 19.99	$ 20.10
Regulatory Capital			
Tier 1 Common Capital	$ 370.3	$ 452.5	$ 464.8
Tier 1 Capital	$ 448.1	$ 530.3	$ 542.6
Total Capital	$ 566.7	$ 649.0	$ 661.3
Capital Ratios			
Common Equity/Assets	6.90%	8.33%	8.53%
Tangible Common Equity/Tangible Assets[3]	6.12%	7.57%	7.78%
Leverage Ratio	8.53%	9.95%	10.15%
Tier 1 Common Capital Ratio	9.30%	11.18%	11.45%
Tier 1 RBC Ratio	11.25%	13.10%	13.37%
Total Risk Based Ratio	14.23%	16.03%	16.29%

Additional Capital:

- Complements the strategic vision of newly-appointed President and CEO Michael Peduzzi
- Supports efforts to continue to take market share from larger and distracted banks in key markets
- Supports additional fintech investments
- Supports loan growth
- Provides additional liquidity and market cap for our equity investors
- Better position the company to take advantage of acquisition opportunities, including banks and non-bank financial companies

(1) Assumes gross proceeds of $87.0 million at $26.00 per share, 5.50% underwriting spread
(2) Assumes exercise of overallotment option
(3) Tangible book value per share and tangible common equity to tangible assets are non-GAAP financial measures - see Appendix for reconciliation
Note: Pro forma capital ratios assume 80% risk weighting on net proceeds

CNB FINANCIAL CORPORATION 11

CNB FINANCIAL CORPORATION

- Holding Company for **CNB Bank** (Clearfield, PA), serving the community since 1865
- 46 full-service offices, 1 drive-through location and 3 loan production office across Pennsylvania, New York, Ohio and Virginia
- CNB Bank's regional divisions (all under one charter) include **CNB Bank** (Western PA); **FC Bank** (Columbus & Central OH), **ERIEBANK** (Northeast OH & Northwest PA), **BankOnBuffalo** (Buffalo, NY), and **Ridge View Bank** (Southwest, VA)
- Nasdaq: **CCNE**
- Market Capitalization: **~$438 million(1)**



GREATER BUFFALO, NY
BANKONBUFFALO
ERIEBANK
ERIE, PA
NY
CLEVELAND, OH
COLUMBUS, OH
PA
OH
VA
CORPORATE HEADQUARTERS
CNB BANK
FC BANK
RIDGE VIEW BANK
SOUTHWEST VA

FINANCIAL HIGHLIGHTS
(As of 6/30/22)

ASSETS:	$5.3 billion
DEPOSITS:	$4.7 billion
LOANS:	$3.9 billion
YTD ROAA:	1.17%
YTD ROATCE(2):	17.34%
NPAs/ASSETS(3):	0.39%

(1) Based on 16,860,138 share count reported as of August 2, 2022 in June 30, 2022 10-Q and the September 9, 2022 closing stock price ($26.00)
(2) Return on average tangible common equity is a non-GAAP financial measure - see Appendix for reconciliation
(3) Excluding performing troubled debt restructurings

CNB FINANCIAL CORPORATION 12

UNIQUE MULTI-STATE, MULTI-BRAND MODEL

CNB BANK

- Legacy bank of the organization founded in 1865
- 18 full-service offices serving Clearfield, Centre, McKean, Elk, Jefferson, Cambria, Indiana and Blair counties in PA
- Western and Central PA focus

ERIEBANK — A division of CNB Bank

- Opened August 2005
- Comprised of two premium franchises
  - Legacy market with 8 full-service offices serving Erie, Crawford & Warren counties in PA
  - Growth market with 3 full-service offices serving Lake, Ashtabula, & Cuyahoga counties in OH, including the city of Cleveland

FCBank — A DIVISION OF CNB BANK

- Opened in 2013 with the acquisition of FC Banc Corp. in Bucyrus, OH
- Focus on the greater-Columbus metro area and northeastern Ohio
- 6 full-service offices serving Bucyrus, Cardington, Fredericktown, Shiloh, Grandview, and Worthington, OH

BankonBuffalo — A DIVISION OF CNB BANK

- Opened in 2016 serving the Greater Buffalo market
- Currently 11 full-service offices, 1 loan production office and 1 drive through location with the addition of Bank of Akron (acquired in 2020)
- Strong growth story with recent, significant loan & deposit growth along with the Bank of Akron acquisition
- Further expansion into Rochester market in 2022 with commercial lending and Wealth & Asset management

RIDGEVIEWBANK — A DIVISION OF CNB BANK

- Established in Q3 2021
- Currently 2 loan production offices
- Hired Carrie McConnell, a 20+ year veteran within the Southwest Virginia market, as Regional President
- Expect to have 6 to 8 locations within the next 5 years and become a meaningful contributor to overall growth

1865 WEALTH ADVISORS

- Rebranding in July 2022 of the legacy Wealth Management business with long-established roots and a history of excellence in performance
- Focus on a planning-based approach for families and commercial customers
- Seamless partnership with Private Banking in providing customers with a broad array of competitive solutions

CNB FINANCIAL CORPORATION 13

BOARD LEADERSHIP (1) CNB BOARD OF DIRECTORS § Attorney specializing in commercial transactions, real estate, mineral law and estate planning PETER F. SMITH Independent Chairman of the Board of Directors § Independent Chairman since January 1, 2017 § See biographical information on management team page JOSEPH B. BOWER JR. (1) § See biographical information on management team page MICHAEL PEDUZZI RICHARD L. GRESLICK JR.§ See biographical information on management team page § President of UBIZ Venture Capital and CEO of Spectrum Global Solutions, LLC N. MICHAEL OBI JOEL E. PETERSON§ President of Clearfield Wholesale Paper DEBORAH D. PONTZER§ President, Grow Rural PA, Inc. JEFFREY S. POWELL§ President, J.J. Powell, Inc. § Vice President and Owner, Scott Enterprises NICK N. SCOTT JR. RICHARD B. SEAGER III§ Owner, RITRI Holdings, LLC and Dream Field Retreats, LLC § Managing Officer and Director, St. Marys Pharmacy, Inc. and Bennetts Valley Pharmacy, Inc. FRANCIS X. STRAUB III PETER C. VARISCHETTI§ President, Varischetti Holdings, LP JULIE M. YOUNG§ Human Resources Attorney, JMY Law, LLC 14 (1) Mr. Peduzzi is a member of the CNB Bank Board of Directors only. All other Directors are members of both the CNB Financial Corp. and CNB Bank Boards

DEMONSTRATED COMMITMENT TO DIVERSITY, EQUITY AND INCLUSION Established an Inclusion and Diversity Committee in 2018 comprised of underrepresented minorities, females, and those who identify as LGBTQ+ • Encourage an inclusive and engaged workforce culture through communications and training • Demonstrate sustainability, commitment and accountability by tracking inclusion and diversity efforts bank wide • Bring awareness to the importance of inclusion and diversity internally and externally The Board views its diversity as an important strength, as our commitment to diversity of experience, gender, and ethnicity is a key driver of success • Two female Board members • One African American Board member • One Veteran Board member Implemented and achieved an annual company-wide goal in 2021 for at least 20% of all new hires to be comprised of under-represented minorities Partnered with Buffalo area college to offer apprenticeship programs to minority students Invested $6.9 million in affordable housing through 2021, with an additional $2.1 million investment commitment Provided internships to minority college students through involvement in the Ohio Bankers League Summer Banking Institute Supported local communities with employees volunteering 7,835 hours across more than 456 organizations in 2021 Designed procurement practices to identify diverse-owned businesses committed to delivering the service, quality, and value that defines our brand $2.5 million to the Erie Downtown Development Corporation to begin revitalization of downtown with improved housing for all and additional services to the underserved in the community 15

FRANCHISE MILESTONES Preferred Joseph Equity Bower Capital becomes Raise of CEO $60.4M CNB County Financial Common Michael National Corporation Equity Acquisition Peduzzi th Bank of holding Capital 150 of becomes Clearfield company Raise of Anniversary Bank of CNB Bank established organized $34.5M Celebration Akron CEO 2020 1865 1934 1984 2005 2016 2021 2022 2010 2013 2015 Reorganized Bank on Ridge View ERIEBANK Acquisition through a Buffalo is Bank is formed of FC Banc formed stock formed in Corp. in offering to Roanoke, Bucyrus, existing VA OH w/ Acquisition depositors $360M in of Lake assets National $85M Sub Bank Debt Raise $50M Sub Debt Raise 16

TECHNOLOGY EVOLUTION Agility, Scalability and Security Application Programming Interface (API) and Mobile Features 17

(1) LEGACY AND NEW MARKETS (2) LEGACY VS. NEW – LOAN PORTFOLIO JUNE ‘21 TO JUNE ‘22 – LOAN GROWTH 15.1% Growth Rate (2) LEGACY VS. NEW – DEPOSITS JUNE ‘21 TO JUNE ‘22 – DEPOSIT GROWTH 4.4% Growth Rate (1) New markets include BankOnBuffalo, ERIEBANK – Northeast Ohio, FCBank and Southwest Virginia; Legacy markets include CNB Bank and ERIEBANK footprint in Pennsylvania 18 (2) As of June 30, 2022; Excludes Paycheck Protection Program and syndicated loans

LOANS TO DEPOSITS (1) (1) AS OF 12/31/19 AS OF 6/30/22 $4,702 $3,910 $3,102 $2,804 LOANS DEPOSITS LOANS DEPOSITS As of December 31, As of ($000) 2019 2020 2021 6/30/2022 2019 – 2Q’22 CAGR Total Loans $2,804,035 $3,371,789 $3,634,792 $3,909,753 +14% Total Deposits $3,102,327 $4,181,744 $4,715,619 $4,701,820 +18% Loans to Deposits 90.4% 80.6% 77.1% 83.2% 19 (1) In millions if not otherwise noted

NEW GROWTH MARKETS – LOAN AND DEPOSIT (1) DETAIL COMMERCIAL & PRIVATE BANKING – COMMERCIAL & PRIVATE BANKING – (2) (2) LOANS – 6/30/22 DEPOSITS – 6/30/22 PRIVATE BANKING 8.9% ALL OTHER 48.8% PRIVATE BANKING ALL OTHER 13.4% 14.3% COMMERCIAL 76.8% COMMERCIAL 37.9% § Loan portfolio is based on historically § Diversified deposit base provides proven underwriting practices and loan granularity in deposit relationships types that have been successful over time § Success in expanding market share in § Commercial and Private Banking customer growth markets through retail, commercial base provides significant opportunity for and Private Banking deposit relationships cross-sell of cash management (deposits) and wealth management (1) New markets include BankOnBuffalo, ERIEBANK – Northeast Ohio, FCBank and Southwest Virginia 20 (2) Commercial consists of commercial & industrial and commercial mortgages

BUSINESS HIGHLIGHTS

INTEREST RATE SENSITIVITY § Base case assumes composition of interest sensitive assets and liabilities remain static as of June 30, 2022 § Assumes rate shocks are instantaneous and sustained parallel rate shifts, or reflected uniformly across the yield curve regardless of duration to maturity or repricing of specific assets & liabilities § Interest rate risk is mitigated through efficient balance sheet management § At June 30, 2022, the Corporation has approximately $1.9 billion in outstanding loan balances that are rate sensitive over the next twelve months 6/30/22 INTEREST RATE SENSITIVITY 6/30/22 RATE CHARACTERISTICS - LOANS Change in Interest Rates % Change in Net (Rate Shock) Interest Income Up 400 bps 16.5% FIXED Up 300 bps 13.2% 31.6% Up 200 bps 10.5% Up 100 bps 7.4% FLOATING / ADJUSTABLE Base -- 68.4% Down 100 bps -6.2% Down 200 bps -11.8% 22

LOAN PORTFOLIO COMPOSITION 6/30/22 LOAN PORTFOLIO COMPOSITION OBSERVATIONS § Loan growth driven primarily by increases in C&I loans and CRE loans primarily from our Cleveland, Buffalo and Southwest Virginia regions § Excluding net PPP loans and syndicated loans, loans grew $493 million, or 15.1%, from June 30, 2021, including Bank of Akron § CNB views commercial lending as its competitive advantage and remains focused on the area by hiring and retaining experienced loan officers § Continued focus on adhering to disciplined pricing and credit quality standards (1) § CRE concentration ratio of 266% Loan Portfolio Detail As of December 31, As of ($000) 2018 2019 2020 2021 6/30/2022 2018 – 2Q’22 CAGR Commercial & Industrial $864,253 $983,129 $1,242,233 $1,323,674 $1,414,097 15% Commercial Mortgages $722,956 $869,654 $1,059,494 $1,178,074 $1,288,540 18% Residential Real Estate $795,152 $821,680 $967,968 $1,025,757 $1,095,012 10% Consumer & Other $92,196 $129,572 $102,094 $107,287 $112,104 6% Total Loans $2,474,557 $2,804,035 $3,371,789 $3,634,792 $3,909,753 23 (1) Defined as the regulatory agencies guidance on commercial real estate (CRE) as a percent of total capital; Regulatory capital is as of June 30, 2022

ADDITIONAL LOAN PORTFOLIO DETAIL § Well diversified and granular C&I portfolio with no single industry greater than 14% of total C&I portfolio § CNB has proven C&I underwriting practices and strong loan loss history § CRE portfolio is also well diversified and granular with no single segment greater than 28% of the CRE portfolio C&I DETAIL (6/30/22) COMMERCIAL MORTGAGE DETAIL (6/30/22) All Other Manufacturing 18.1% 13.4% Apartments 27.5% Warehouse 1.5% Healthcare & Social Services Storage Units 6.1% 1.9% Manufacturing Public Administration 2.1% 4.7% Construction Retail 4.3% 8.7% Farming All Other 4.1% 61.3% Arts, Entertainment, Lodging Office and Recreation 19.0% 9.7% 3.1% Transportation & Mixed Use Warehousing 3.0% 11.5% 24

CONSERVATIVE CREDIT CULTURE 6/30/22 NONACCRUAL LOANS BY TYPE HISTORICAL NPAs/ASSETS & NCOs/LOANS 1.00% 0.80% 0.67% COMMERCIAL 0.62% REAL ESTATE 0.60% COMMERCIAL 26% 0.48% & INDUSTRIAL 0.39% 0.38% 45% 0.40% 0.26% 0.24% 0.21% 0.20% RESIDENTIAL 0.08% MORTGAGE 0.18% 0.05% 0.17% 0.17% 25% 0.05% 0.02% 0.00% 2018 2019 2020 2021 2022YTD CONSUMER (1) 4% NPAs / ASSETS (EX. TDRs) NCOs / AVERAGE LOANS NCOs / AVERAGE LOANS - BANK ONLY HISTORICAL ASSET QUALITY 12/31/2018 12/31/2019 12/31/2020 12/31/2021 6/30/2022 NONACCRUAL LOANS $14,262 $21,736 $30,359 $19,420 $18,954 ACCRUAL LOANS GREATER THAN 89 DAYS 887 61 325 168 1,060 OREO 418 1,633 862 707 686 PERFORMING TDRs 8,201 7,359 10,507 9,006 10,596 NONPERFORMING ASSETS $23,768 $30,789 $42,053 $29,301 $31,296 NONPERFORMING ASSETS (EX. PERFORMING TDRs) $15,567 $23,430 $31,546 $20,295 $20,700 NONACCRUAL LOANS / LOANS 0.58% 0.78% 0.90% 0.53% 0.48% NPAs / ASSETS (EX. PERFORMING TDRs) 0.48% 0.62% 0.67% 0.38% 0.39% ACL / NONACCRUAL LOANS 138.16% 89.59% 113.11% 193.55% 213.90% (1) NCOs-Bank Only excludes Holiday Financial Services Note: TDRs is an abbreviation for troubled debt restructurings and excludes COVID-19 related modifications; NPAs is an abbreviation for non-performing assets; NCOs is an 25 abbreviation for net charge-offs

ADDITIONAL CREDIT QUALITY DETAIL COMMERCIAL LOANS BY RISK RATING (6/30/22) Special $ in Thousands Pass Mention Substandard Doubtful Total Pass % Commercial, Industrial and Agricultural $1,378,106 $14,410 $20,225 $1,356 $1,414,097 97.5% Commercial Mortgages 1,256,044 8,288 24,208 0 1,288,540 97.5% Total $2,634,150 $22,698 $44,433 $1,356 $2,702,637 97.5% RESIDENTIAL, CONSUMER & CREDIT CARD – PERFORMING DETAIL (6/30/22) Residential $ in Thousands Real Estate Consumer Credit Cards Total Performing $1,090,200 $99,984 $11,046 $1,201,230 Nonperforming 4,812 715 3 5,530 Total $1,095,012 $100,699 $11,049 $1,206,760 26

DEPOSIT MIX AVERAGE COST OF INTEREST-BEARING 6/30/22 DEPOSIT MIX DEPOSITS 1.40% 1.26% 1.20% 1.00% 0.84% 0.77% 0.80% 0.60% 0.40% 0.40% 0.28% 0.26% 0.20% 0.00% 2018Y 2019Y 2020Y 2021Y 1Q'22 2Q'22 HIGHLIGHTS § Time deposits represented less than Deposit Composition 10% of total deposits as of June 30, As of December 31, As of 2022 (1) ($000) 2018 2019 2020 2021 6/30/2022 CAGR Non-Int. Demand $356,797 $382,259 $627,114 $792,086 $851,172 28% § Deposit portfolio comprised entirely Interest Demand $600,046 $628,579 $951,903 $1,079,336 $1,147,376 20% of customer relationships with no Savings $1,258,506 $1,663,673 $2,126,183 $2,457,745 $2,398,995 20% broker deposits as of June 30, 2022 Time $395,437 $427,816 $476,544 $386,452 $304,277 -7% § Long-term growth in deposits driven Total Deposits $2,610,786 $3,102,327 $4,181,744 $4,715,619 $4,701,820 primarily by growth in checking and savings account relationships 27 (1) 2018 through June 30, 2022

FINANCIAL HIGHLIGHTS

Q2 2022 VS 2021 HIGHLIGHTS (1) TOTAL LOANS (EX. PPP) ($M) TOTAL DEPOSITS ($M) YoY Growth = 4.4% YoY Growth = 17.3% $6,000 $5,000 $4,702 $5,000 $4,505 $3,907 $4,000 $3,330 $4,000 $3,000 $3,000 $2,000 $2,000 $1,000 $1,000 $0 $0 Q2 2021 Q2 2022 Q2 2021 Q2 2022 (2) NET INCOME AVAILABLE TO COMMON EARNINGS PER COMMON SHARE YoY Growth = 11.2% YoY Growth = 11.8% $15,000 $0.90 $0.85 $14,363 $14,000 $0.80 $0.76 $12,915 $13,000 $0.70 $12,000 $0.60 $11,000 $10,000 $0.50 Q2 2021 Q2 2022 Q2 2021 Q2 2022 (1) Q2 2022 and 2021 exclude PPP loans and is a non-GAAP financial measures – see Appendix for reconciliation 29 (2) In thousands

Q2 2022 VS 2021 HIGHLIGHTS (1) RETURN ON AVERAGE ASSETS NET INTEREST MARGIN 1.20% 4.00% 3.74% 3.73% 1.17% 3.60% 1.15% 3.28% 3.25% 1.12% 3.20% 1.10% NIM (FTE) NIM 2.80% NIM (FTE) NIM 1.05% 2.40% 1.00% 2.00% Q2 2021 Q2 2022 Q2 2021 Q2 2022 (1) RETURN ON AVERAGE EQUITY EFFICIENCY RATIO 15.00% 65.0% 14.6% 59.5% 14.00% 60.0% 57.9% 13.2% 13.00% 55.0% 12.00% 50.0% 11.00% 45.0% 10.00% 40.0% Q2 2021 Q2 2022 Q2 2021 Q2 2022 30 (1) Net interest margin (FTE) and efficiency ratio are non-GAAP financial measures – see Appendix for reconciliations

CHANGE IN NET INTEREST MARGIN Q2 2021 VS Q2 2022 + + + + DEPOSIT GROWTH AND JUNE 30, PPP SUBORDINATED EXCESS JUNE 30, RATE INTEREST RATE 2021 FEES DEBT REFINANCE LIQUIDITY 2022 REDUCTIONS INCREASE § Net interest margin expansion of 45 basis points is primarily the result of deposit rate management coupled with organic growth and the early benefit of increases in interest rates. § Strong loan growth and an asset sensitive interest rate position provide CNB with opportunities to further increase net interest margin 31

FINANCIAL TRENDS TOTAL ASSETS ($M) TOTAL GROSS LOANS ($M) CAGR = 14.0% CAGR = 15.3% (1) TOTAL DEPOSITS ($M) EARNINGS PER COMMON SHARE CAGR = 12.2% CAGR = 18.3% (1) Earnings per share includes merger costs in 2019 and merger costs, FHLB prepayment penalties and branch closure costs in 2020 32 Note: YTD data as of June 30, 2022, and “LTM” means for the unaudited 12 month period ended June 30, 2022

EARNINGS POWER (1) (2) RETURN ON AVERAGE ASSETS NET INTEREST MARGIN (FTE) (1) (1)(2) RETURN ON AVERAGE EQUITY EFFICIENCY RATIO (1) Return on average assets, return on average equity, and efficiency ratio includes merger costs in 2019 and merger costs, FHLB prepayment penalties and branch closure costs in 2020 (2) Net interest margin and efficiency ratio are non-GAAP financial measures – see Appendix for reconciliations 33 Note: YTD data as of the six months ended June 30, 2022

WEALTH & ASSET MANAGEMENT FINANCIAL TRENDS ASSETS UNDER MANAGEMENT (“AUM”) ($M) & NET REVENUE MARGIN (%) $1,400 60.0% AUM CAGR = 10.1% 52.0% $1,200 40.3% 46.7% 50.0% 1,273 38.7% 1,146 1,138 41.3% 1,070 $1,000 40.0% 35.8% $800 791 30.0% 742 $600 20.0% $400 10.0% $200 $0 0.0% 2017 2018 2019 2020 2021 2022YTD § Long-term growth and increased profitability based on leveraging expansion of footprint into higher growth markets § Continued investment in technology leads to superior client and advisor experience § Provides diversification in CNB’s revenue stream while supporting a broader spectrum of customer needs 34 Note: 2022 YTD as of June 30, 2022 AUM ($) Net Revenue Margin (%)

ALLOWANCE FOR CREDIT LOSSES (ACL)

ALLOWANCE FOR CREDIT LOSSES TRENDS


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.04%
0.05%
0.02%
2018
2019
2020
2021
2022YTD
ACL
ACL / Total Loans (Ex. PPP)(1)
NCOs / Average Loans
NCOs / Average Loans -Bank Only

OBSERVATIONS

- The company adopted the current expected credit loss ("CECL") methodology in Q4 2020 effective January 1, 2020
- ACL to Total Loans was 1.04% at June 30, 2022, compared to 1.03% and 1.02%, at December 31, 2021 and December 31, 2020, respectively
- Our stable credit quality is driven by our consistent, disciplined underwriting standards and diversified loan portfolio
- Maintained profitability through the Great Recession with net charge offs to average loans peaking at 0.56% in 2010 with ROAA of 0.87% and ROATCE[1] of 13.10% reported for the same full year period

HISTORICAL ACL ACTIVITY

	YEAR ENDED,				QUARTER ENDED,		
(Dollars in Thousands)	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2021	3/31/2022	6/30/2022
Loan Loss Reserve ($000)							
Beginning Allowance	$ 19,693	$ 19,704	$ 19,473	$ 34,340	$ 37,230	$ 37,588	$ 38,117
Impact of ASC 326 Adoption	-	-	4,963	-	-	-	-
Initial Allowance on Loans Purchased with Credit Deterioration	-	-	980	-	-	-	-
Charge-offs & Adj.	6,593	6,751	7,078	3,384	699	706	580
Recoveries	532	496	648	629	243	178	101
Provision	6,072	6,024	15,354	6,003	814	1,057	2,905
Ending Allowance	$ 19,704	$ 19,473	$ 34,340	$ 37,588	$ 37,588	$ 38,117	$ 40,543

(1) Total loans excluding PPP and return on average tangible common equity are non-GAAP financial measures – see Appendix for reconciliations
Note: Beginning with the quarter ended 12/31/20, the Company adopted ASU 2016-13, effective 1/1/2020. Although the Company's adoption of CECL was effective 1/1/20, the results prior to the quarter ended 12/31/20 were based on the incurred loss methodology and these results have not been restated to reflect the application of the CECL methodology

CNB FINANCIAL CORPORATION

35

DIVIDEND HISTORY HISTORICAL DIVIDEND PER COMMON SHARE $0.800 $0.700 $0.600 $0.500 $0.400 $0.300 $0.200 $0.100 $0.000 COMMON DIVIDEND SPECIAL DIVIDEND § The Corporation’s long, uninterrupted history of dividends to its common shareholders reflects a key component of its Total Shareholder Return § Dividend yield of 2.87% as of June 30, 2022 § LTM ending June 30, 2022 dividend payout ratio of 21.0% 36 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 DOT-COM RECESSION 2001 2002 2003 2004 2005 2006 2007 THE GREAT 2008 RECESSION 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 COVID-19 PANDEMIC 2021 2022LTM

SECURITIES PORTFOLIO § Investment portfolio is comprised of 52% available-for-sale and 48% held-to-maturity, as of June 30, 2022, as part of a strategy to mitigate volatility in tangible common equity § Overall low credit risk profile with 80% of the portfolio comprised of government or government sponsored securities and residential & multi-family mortgage securities issued by government or government sponsored entities, as of June 30, 2022 § Shorter portfolio modified duration of 4.4 years enables CNB to reinvest cash flows to capitalize on higher interest rates (1) INVESTMENT PORTFOLIO 6/30/22 INVESTMENT PORTFOLIO DETAIL $1,000,000 State & Political Subdivisions $900,000 U.S. Government 13.5% Sponsored Entities $800,000 35.9% $700,000 $600,000 $500,000 $400,000 $300,000 Pooled SBA $200,000 1.9% Residential & Multi-Family $100,000 Mortgage Corporate Notes & $- 43.8% Bonds 2018 2019 2020 2021 2022YTD 4.9% Available-for-sale Held-to-maturity 37 (1) Amortized cost; Dollars in thousands

(1) MARKETS – STAFFING DETAIL 6/30/22 NEW MARKETS – SALES VS 6/30/22 STAFFING LEGACY VS NEW MARKETS SUPPORT NEW MARKET NEW SUPPORT STAFF MARKET 21% 34% LEGACY MARKET NEW MARKET 66% SALES STAFF 79% § Growth markets provide expanded § Innovative technology and processes opportunities for attracting skilled allow support staff the ability to work talent remote and throughout our markets § Geographical diversification § Geographical diversification leads to strengthens disaster recovery diversity in employees and supports infrastructure and processes CNB’s core values 38 (1) New markets include BankOnBuffalo, ERIEBANK – Northeast Ohio, FCBank and Southwest Virginia

APPENDIX OTHER RELEVANT INFORMATION

NON-GAAP RECONCILIATION[1]

This presentation contains references to financial measures that are not defined in GAAP. Management uses non-GAAP financial information in its analysis of the Corporation's performance. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results of operations with prior periods and show the effects of significant gains and charges in the periods presented. The Corporation's management believes that investors may use these non-GAAP measures to analyze the Corporation's financial performance without the impact of unusual items or events that may obscure trends in the Corporation's underlying performance. This non-GAAP data should be considered in addition to results prepared in accordance with GAAP, and is not a substitute for, or superior to, GAAP results. Limitations associated with non-GAAP financial measures include the risks that persons might disagree as to the appropriateness of items included in these measures and that different companies might calculate these measures differently. A reconciliation of these non-GAAP financial measures is provided below (dollars in thousands, except per share data).

	For the year ending December 31,								
	2005	2006	2007	2008	2009	2010	2011	2012	2013
Net Income Available to Common	$9,138	$9,622	$9,134	$5,235	$8,512	$11,316	$15,104	$17,136	$16,679
Average Tangible Common Equity	$58,391	$59,829	$60,078	$55,413	$55,253	$86,526	$111,390	$129,983	$133,013
Return on Average Tangible Common Equity (non-GAAP)	**15.65%**	**16.08%**	**15.20%**	**9.45%**	**15.41%**	**13.08%**	**13.56%**	**13.18%**	**12.54%**

	For the year ending December 31,								Year-to-Date
	2014	2015	2016	2017	2018	2019	2020	2021	6/30/2022
Net Income Available to Common	$23,074	$22,197	$20,540	$23,860	$33,719	$40,081	$31,596	$53,405	$28,533
Average Tangible Common Equity	$149,638	$167,637	$178,014	$198,324	$210,590	$246,161	$296,142	$329,012	$331,780
Return on Average Tangible Common Equity (non-GAAP)	**15.42%**	**13.24%**	**11.54%**	**12.03%**	**16.01%**	**16.28%**	**10.67%**	**16.23%**	**17.34%**

	For the year ending December 31,				Year-to-Date	Quarter-Date	
	2018	2019	2020	2021	6/30/2022	6/30/2021	6/30/2022
Non-Interest Expense	$79,342	$87,508	$107,326	$116,433	$64,501	$26,965	$32,609
LESS: Core Deposit Intangible Amortization	898	567	206	107	50	28	25
Adjusted Non-Interest Expense (non-GAAP)	**$78,444**	**$86,941**	**$107,120**	**$116,326**	**$64,451**	**$26,937**	**$32,584**
Non-Interest Income	$20,723	$25,975	$28,059	$33,434	$17,800	$7,857	$8,146
Net Interest Income	$104,920	$116,198	$134,711	$159,780	$88,918	$38,305	$46,301
LESS: Tax Exempt Investment and Loan Income, net of TEFRA (non-GAAP)	6,572	6,664	5,703	4,973	2,535	1,221	1,208
ADD: Tax Exempt Investment and Loan Income (non-GAAP) (tax-equivalent)	8,759	8,946	7,490	6,416	3,252	1,576	1,549
Adjusted Net Interest Income (non-GAAP)	107,107	118,480	136,498	161,223	89,635	38,660	46,642
Adjusted Net Revenue (non-GAAP) (tax-equivalent)	**$127,830**	**$144,455**	**$164,557**	**$194,657**	**$107,435**	**$46,517**	**$54,788**
Efficiency Ratio	**61.37%**	**60.19%**	**65.10%**	**59.76%**	**59.99%**	**57.91%**	**59.47%**

(1) Figures in thousands

CNB FINANCIAL CORPORATION 40

NON-GAAP RECONCILIATION[1]

	For the year ending December 31,				Year-to-Date	Quarter-to-Date	
	12/31/2018	12/31/2019	12/31/2020	12/31/2021	6/30/2022	6/30/2021	6/30/2022
Interest Income	$131,870	$155,728	$167,167	$179,600	$95,995	$43,528	$49,741
LESS: Interest Expense	26,950	39,530	32,456	19,820	7,077	5,223	3,440
Net Interest Income	**104,920**	**116,198**	**134,711**	**159,780**	**88,918**	**38,305**	**46,301**
Average Total Earning Assets	$2,815,215	$3,194,911	$4,092,076	$4,768,040	$4,974,964	$4,734,660	$4,967,597
Net Interest Margin (annualized)	**3.73%**	**3.64%**	**3.29%**	**3.35%**	**3.60%**	**3.25%**	**3.74%**

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	6/30/2022	6/30/2021	6/30/2022
Interest Income	$131,870	$155,728	$167,167	$179,600	$95,995	$43,528	$49,741
ADD: Tax Equivalent Adjustment	1,448	1,476	1,361	953	650	308	306
Adjusted Interest Income (fully tax equivalent basis) (non-GAAP)	133,318	157,204	168,528	180,553	96,645	43,836	50,047
LESS: Interest Expense	26,950	39,530	32,456	19,820	7,077	5,223	3,440
Net Interest Income (fully tax equivalent basis) (non-GAAP)	**106,368**	**117,674**	**136,072**	**160,733**	**89,568**	**38,613**	**46,607**
Average Total Earning Assets	$2,815,215	$3,194,911	$4,092,076	$4,768,040	$4,974,964	$4,734,660	$4,967,597
(ADD) LESS: Average Mark to Market Adjustment on Investments	(5,827)	5,631	18,884	9,879	(24,101)	9,238	(37,519)
Adjusted Total Earning Assets	**2,821,042**	**3,189,280**	**4,073,192**	**4,758,161**	**4,999,065**	**4,725,422**	**5,005,116**
Net Interest Margin, fully tax equivalent basis (non-GAAP) (annualized)	**3.77%**	**3.69%**	**3.34%**	**3.38%**	**3.61%**	**3.28%**	**3.73%**

	For the year ending December 31,				Quarter-Date	
	2018	2019	2020	2021	6/30/2021	6/30/2022
Gross Loans Held for Investment	$2,474,557	$2,804,035	$3,371,789	$3,634,792	$3,469,845	$3,909,753
LESS: PPP Loans	0	0	155,529	45,203	139,653	2,287
Total Loans (Ex. PPP) (non-GAAP)	**$2,474,557**	**$2,804,035**	**$3,216,260**	**$3,589,589**	**$3,330,192**	**$3,907,466**

(1) Figures in thousands

CNB FINANCIAL CORPORATION 41

NON-GAAP RECONCILIATION[1]

	For the year ending December 31,									Quarter-Date	
	2013	2014	2015	2016	2017	2018	2019	2020	2021	6/30/2021	6/30/2022
Total Common Equity	$164,911	$188,548	$201,913	$211,784	$243,910	$262,830	$304,966	$358,352	$385,062	$372,164	$365,803
Goodwill	$27,194	$27,194	$27,194	$38,730	$38,730	$38,730	$38,730	$43,749	$43,749	$43,749	$43,749
Other Intangibles	$4,583	$3,403	$2,396	$2,854	$1,625	$727	$160	$567	$460	$511	$410
LESS: Total Intangible Assets	$31,777	$30,597	$29,590	$41,584	$40,355	$39,457	$38,890	$44,316	$44,209	$44,260	$44,159
Tangible Common Equity	**$133,134**	**$157,951**	**$172,323**	**$170,200**	**$203,555**	**$223,373**	**$266,076**	**$314,036**	**$340,853**	**$327,904**	**$321,644**
Total Assets	$2,131,289	$2,189,213	$2,285,136	$2,573,821	$2,768,773	$3,221,521	$3,763,659	$4,729,399	$5,328,939	$5,148,334	$5,299,315
Goodwill	$27,194	$27,194	$27,194	$38,730	$38,730	$38,730	$38,730	$43,749	$43,749	$43,749	$43,749
Other Intangibles	$4,583	$3,403	$2,396	$2,854	$1,625	$727	$160	$567	$460	$511	$410
LESS: Total Intangible Assets	$31,777	$30,597	$29,590	$41,584	$40,355	$39,457	$38,890	$44,316	$44,209	$44,260	$44,159
Tangible Assets	**$2,099,512**	**$2,158,616**	**$2,255,546**	**$2,532,237**	**$2,728,418**	**$3,182,064**	**$3,724,769**	**$4,685,083**	**$5,284,730**	**$5,104,074**	**$5,255,156**
Tangible Common Equity / Tangible Assets (non-GAAP)	**6.34%**	**7.32%**	**7.64%**	**6.72%**	**7.46%**	**7.02%**	**7.14%**	**6.70%**	**6.45%**	**6.42%**	**6.12%**
Tangible Book Value Per Share	**$ 9.23**	**$ 10.97**	**$ 11.96**	**$ 11.76**	**$ 13.33**	**$ 14.69**	**$ 17.45**	**$ 18.66**	**$ 20.22**	**$ 19.45**	**$ 19.08**

(1) Figures in thousands

CNB FINANCIAL CORPORATION 42